Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

February 21, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 224, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 228, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Fiera Capital Diversified Alternatives Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please provide the “Annual Fund Operating Expenses” table and “Example” figures that will be included in the Prospectus.

Response. The following “Annual Fund Operating Expenses” table and “Example” figures will be included in the Prospectus:

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

February 21, 2020

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class Shares		Institutional Class Shares
Management Fees		1.75%		1.75%
Distribution (12b-1) Fees		0.25%		None
Other Expenses		1.38%		1.38%
Dividend and Interest Expenses on Securities Sold Short	0.25%		0.25%
Shareholder Servicing Fees	—[1]		None
Other Operating Expenses	1.13%		1.13%
Acquired Fund Fees and Expenses		0.11%		0.11%
Total Annual Fund Operating Expenses		3.49%		3.24%
Less Fee Reductions and/or Expense Reimbursements[2]		(0.38)%		(0.38)%
Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements		3.11%		2.86%

[1]	Amounts designated as "—" are zero or have been rounded to zero.
[2]	Fiera Capital Inc. (the “Adviser”) has contractually agreed to reduce fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements (excluding any class-specific expenses, Dividend and Interest Expenses on Securities Sold Short, interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, Acquired Fund Fees and Expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and non-routine expenses (collectively, “excluded expenses”)) from exceeding 2.50% with respect to Investor Class shares and Institutional Class shares of the Fund’s average daily net assets until February 28, 2021 (the “Expense Limitation”). The Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the Expense Limitation to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the Expense Limitation (i) at the time of the fee reduction and/or expense reimbursement and (ii) at the time of the recoupment. This agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund III (the “Trust”) for any reason at any time, or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on February 28, 2021.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including one year of capped expenses in each period) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Rebecca Marquigny, Esq.

February 21, 2020

	1 Year	3 Years	5 Years	10 Years
Investor Class Shares	$314	$1,036	$1,780	$3,740
Institutional Class Shares	$289	$963	$1,660	$3,514

2.	Comment. With respect to the Expense Limitation’s excluded expenses, please supplementally provide examples of costs and expenses, other than brokerage commissions, that relate to the securities that are purchased and sold by the Fund.

Response. With respect to the Expense Limitation’s excluded expenses, costs and expenses, other than brokerage commissions, that relate to the securities that are purchased and sold by the Fund include trading costs such as bid/ask spread and price impact.

3.	Comment. In the “Principal Investment Strategies” section, please add “in the chart directly” before “above” in the second to last sentence of the section.

Response. The requested change has been made.

4.	Comment. In the “Investment Adviser and Portfolio Managers” and “Investment Sub-Advisers and Portfolio Managers” sections, please specify the month in which each portfolio manager began managing the Fund.
Response. The requested changes have been made.

5.	Comment. Please confirm that the principal investment strategies and risks disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and risks disclosure provided in response to Item 9 of Form N-1A.

Response. The Trust confirms that the principal investment strategies and risks disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and risks disclosure provided in response to Item 9 of Form N-1A.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer